Filed by Breitburn Energy Partners LP

Commission File No. 001-33055

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: QR Energy, LP

Commission File No. 001-35010

This filing relates to a proposed business combination involving QR Energy, LP, a Delaware limited partnership, and Breitburn Energy Partners LP, a Delaware limited partnership.

Breitburn Energy Partners Schedules Conference Call and Webcast to Discuss Third Quarter 2014 Results and Comments on Recent Capital Markets Transactions

Timing of Earnings Conference Call

LOS ANGELES, October 17, 2014 – Breitburn Energy Partners LP (NASDAQ:BBEP) will hold a conference call on Wednesday, November 5, 2014, at 10:00 am (Pacific) following the release of its third quarter 2014 financial results.

The conference call may be accessed by calling 888-401-4668 (international callers dial 719-457-2664) or via webcast at http://ir.breitburn.com/. An archived edition of the conference call will also be available through November 12th by calling 877-870-5176 (international callers dial 858-384-5517) and entering replay PIN 6782123 or by visiting http://ir.breitburn.com/.

Management Commentary on Recent Capital Markets Activity

Jim Jackson, Breitburn’s Chief Financial Officer said “Despite recent market volatility, we successfully completed the sale of 14,000,000 common units last week.  The net proceeds of approximately $251.6 million were used to reduce outstanding borrowings under our existing bank credit facility. On October 8th, we also launched a public offering of $400 million of Senior Notes due 2023 but elected to postpone the offering as a result of extremely volatile market conditions on that day.  We will continue to monitor the debt markets before and after the closing of our acquisition of QR Energy, LP, expected to be later this year.”

About Breitburn Energy Partners LP

Breitburn Energy Partners LP is a publicly traded independent oil and gas master limited partnership focused on the acquisition, exploitation, and production of oil and gas properties throughout the United States. Breitburn’s producing and non-producing crude oil and natural gas reserves are located in Michigan, Oklahoma, Texas, Wyoming, California, Florida, Indiana and Kentucky. See www.breitburn.com for more information.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Breitburn has filed with the SEC a registration statement on Form S-4 that includes a prospectus of Breitburn and a proxy statement of QR Energy. Each of Breitburn and QR Energy also filed other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus and other relevant documents filed by Breitburn and QR Energy with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Breitburn Investor Relations in writing at 515 S. Flower Street, Suite 4800, Los Angeles, CA, 90071, or via e-mail by using the “Contact Form” located at the Investor Relations tab at www.breitburn.com or by calling (213) 225-0390; or by contacting QR Energy Investor Relations in writing at 1401 McKinney Street, Suite 2400, Houston, TX 77010, or via e-mail at ir@qracq.com or by calling (713) 452-2990.

Participants in the Solicitation

Breitburn and QR Energy and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Breitburn’s directors and executive officers is available in Breitburn’s proxy statement dated April 25, 2014, for its 2014 Annual Meeting of Unitholders. Information about QR Energy’s directors and executive officers is available in QR Energy’s proxy statement dated February 3, 2014, for its Special Meeting of Unitholders held on March 10, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials that have been filed with the SEC regarding the proposed transaction. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Breitburn or QR Energy using the sources indicated above.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that Breitburn believes to be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Breitburn and QR Energy and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this press release, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “project,” “believe,” “will” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Breitburn, QR Energy or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder, court and regulatory approvals of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Breitburn’s and QR Energy’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Breitburn or QR Energy; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; the ability to obtain sufficient quantities of CO2 necessary to carry out EOR projects; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Breitburn’s credit agreement; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; the ability to successfully complete potential asset dispositions and the risks related thereto; the impacts of hedging on results of operations; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions; and other risks described under the caption “Risk Factors” in Breitburn’s and QR Energy’s Annual Reports on Form 10-K for the period ended December 31, 2013. Breitburn and QR Energy assume no obligation, and disclaim any duty, to update the forward-looking statements in this press release to reflect subsequent events or circumstances.

Non-U.S. investors are not eligible holders of Breitburn common units and Series A Units. This press release is intended to provide a qualified notice under Treasury Regulation Section 1.1446-4(b). Brokers and nominees should treat one hundred percent (100.0%) of Breitburn’s distributions to non-U.S. investors as being attributable to income that is effectively connected with a U.S. trade or business. Accordingly, Breitburn’s distributions to non-U.S. investors are subject to federal income tax withholding at the highest applicable effective tax rate.

Contacts:

Antonio D’Amico

Vice President, Investor Relations & Government Affairs

or

Jessica Tang

Investor Relations, Manager

(213) 225-0390

BBEP-IR